140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
December 22, 2011	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
VIA EDGAR CORRESPONDENCE	Hamburg	San Francisco
	Hong Kong	Shanghai
Mr. Jim B. Rosenberg	Houston	Silicon Valley
Senior Assistant Chief Accountant	London	Singapore
United States Securities and Exchange Commission	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549-3628

Re:	Impax Laboratories, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 3, 2011
File No. 1-34263

Dear Mr. Rosenberg:

On behalf of Impax Laboratories, Inc. (the “Company”), we are responding to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated December 12, 2011 relating to the above-referenced filings. Pursuant to our discussion with the Staff on December 19, 2011, the Company hereby confirms that it intends to provide its response to the Staff’s comments on or before January 6, 2012.

If you have any questions or comments with regard to this correspondence or any other matter, please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Mark Schlossberg, Impax Laboratories, Inc.